December 14, 2010

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, N.E.

Washington, DC 20549-1561

Attention: Ms. Kathleen Collins

Re:	Accelrys, Inc.
Annual Report on Form 10-K for the fiscal year ended March 31, 2010
Quarterly Report on Form 10-Q for the quarter ended September 30, 2010
Current Report on Form 8-K filed July 2, 2010
File No. 000-27188

Dear Ms. Collins:

This letter is being filed in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), by letter dated November 30, 2010, addressed to Michael Piraino, Executive Vice President and Chief Financial Officer of Accelrys, Inc. (“we”, “our”, or the “Company”). The Staff issued the comment letter in connection with the filing of our (i) Annual Report on Form 10-K for the fiscal year ended March 31, 2010 (the “Form 10-K”), (ii) Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (the “Form 10-Q”), and (iii) Current Report on Form 8-K filed with the Commission on July 2, 2010 (the “Form 8-K”).

The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience.

United States Securities and Exchange Commission

December 14, 2010

Staff Comments and Company Responses

Form 10-K for the Fiscal Year Ended March 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

General

1.	Please tell us when you invoice your customers for the sale of your software and maintenance contracts (i.e. monthly, quarterly, annually, etc.) and clarify whether the deferred revenue balance represents all unearned revenue for these arrangements. To the extent that you do not invoice for the entire arrangement up-front, then tell us how you considered disclosing the amount of backlog (i.e. orders) resulting from your recurring revenue arrangements pursuant to Item 101(c)(viii) of Regulation S-K. Also, if revenues recognized from these arrangements have historically had or are expected to have a significant impact on the variability of your results, tell us how you considered including a discussion and analysis regarding changes in your backlog and/or deferred revenue as part of your MD&A discussion on revenues.

The Company respectfully advises the Staff that the invoicing of customers for software licensing and related services is dependent upon whether the underlying contract is a license agreement, Maintenance Contract or a PS Contract (each as defined below).

With respect to license agreements, a majority of which are for a subscription-based term of either one year or multiple one-year terms and include both the software license and post-contract customer support (“PCS”) services, the Company typically invoices customers prior to or substantially concurrently with the annual term of the software license and PCS services. The Company also sells perpetual licenses, in which case the Company typically invoices customers upon delivery of the license. In addition to such license agreements, the Company also enters into (i) maintenance contracts to provide annual maintenance to customers who have purchased perpetual licenses (“Maintenance Contracts”) and (ii) professional services contracts relating to product training, installation and implementation (“PS Contracts”). With respect to the Maintenance Contracts, the Company typically invoices the customers for the entire maintenance amount prior to or substantially concurrently with the commencement of the maintenance term. With respect to the PS Contracts, the Company typically invoices customers following delivery of the services.

United States Securities and Exchange Commission

December 14, 2010

The Company’s deferred revenue balance represents invoiced amounts where the Company has either started the term of the licenses and PCS services (in the case of term license agreements) or delivered the licenses and applicable services (in the case of perpetual licenses, Maintenance Contracts or PS Contracts). The Company intends to include the amounts of backlog and discussion of backlog in its future filings with the Commission, if material.

Historically, although our business is subject to seasonality, our results are not subject to significant variability as a result of previously deferred arrangements and backlog as the majority of our revenue is recognized on a ratable basis.

Note 2. Significant Accounting Policies

Revenue Recognition, page 53

2.	We note the disclosures on page 24 of your Form 10-K, which state that when sold separately professional services revenues are recorded under the proportional performance or completed performance method. We further note the disclosures on page 8 of your September 30, 2010 Form 10-Q where you indicate that such revenues are recognized as services are delivered. Clarify the reason for the change in your disclosures. To the extent that this relates to a change in accounting policy, then tell us how your disclosures comply with ASC 250-10-50.

The Company respectfully advises the Staff that it has not changed its accounting policy with regard to the recognition of professional services revenue when such professional services are sold separately. Rather, the changes in the Company’s disclosure relating to that subject were merely intended to provide clarity to its investors as to how professional services revenues are recorded. Specifically, the Company believes that the “proportional performance or completed performance method” language from the Form 10-K provides additional clarifying information that investors might find helpful. The Company will modify the revenue recognition disclosure in future filings with the Commission, as follows: “When sold separately, revenue from professional services are recognized as the services are delivered under the proportional performance or completed performance method.”

United States Securities and Exchange Commission

December 14, 2010

Form 10-Q for the Quarter Ended September 30, 2010

Item 1. Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations

3.	We note that historically the company classified all your revenues on one line item in the consolidated statements of income. Please tell us if such revenue is comprised solely of bundled arrangements that include both products and services for which revenue is recognized ratably over the term of the arrangement. To the extent that your revenue line item also included products or services that were sold separately from your bundled arrangements, then tell us how you considered disclosing the revenues and cost of revenues from such product and services, if any, separately from the revenues for your bundled arrangements. We refer you to Rule 5-03(b)(l) and (2) of Regulation S-X.

The Company respectfully advises the Staff that prior to the merger with Symyx, the Company predominately entered into multiple element arrangements which include term or perpetual software licenses, PCS related to perpetual licenses, and professional services. Subsequent to the merger with Symyx, the Company is entering into a greater number of agreements to provide maintenance for previously sold perpetual licenses, but revenue resulting from such agreements was not material for the quarter ended September 30, 2010. The Company does not sell term software licenses separate from PCS, as these items are bundled together for a specified term. The Company also sells perpetual licenses with PCS covering a specified term. The Company is continuing to integrate and improve its systems in order to provide for a more accurate allocation of the sales price among the different elements of the arrangement. Subsequent to the Company’s system and process integration as a result of the merger, the Company intends to present the following revenue classifications: license and subscription revenue, PCS on perpetual licenses, professional services, and database content.

4.	In addition, we note that historically Symyx presented individual line items for their (a) service, (b) product and (c) license fees, content and royalty revenues and cost of revenues. Tell us the basis for Symyx’s historical presentation and explain further why you have now presented all such revenues and cost of revenues in one line item in your September 30, 2010 Form 10-Q. In this regard, explain further how your current presentation for the Symyx product and service revenues and cost of revenues complies with the guidance in Rule 5-03(b)(l) and (2) of Regulation S-X.

United States Securities and Exchange Commission

December 14, 2010

The Company respectfully advises the Staff that it is our understanding that prior to the merger, Symyx entered into multiple element arrangements which included hardware products, software licenses, PCS and professional services, in addition to selling each item individually. The Symyx invoices typically indicated specific pricing for individual line items sold, as opposed to bundled or unallocated pricing, and these line item prices were recorded in the accounting system used for recording and recognizing revenue. Discounts on the items sold were allocated based on Symyx list prices. It is our understanding that this line item allocation on the invoices allowed for disaggregated revenue presentation on Symyx historical financial statements. Historically, the Accelrys invoices have typically not stated individual line item pricing, nor are the individual line items priced or recorded individually in the accounting system. For the quarter ended September 30, 2010, the Symyx GAAP revenue was not considered material, as compared to consolidated revenues, to require line item disclosure on our condensed consolidated statement of operations. Additionally, the Company is currently integrating the legacy Symyx accounting system and internal control processes in order to enable reporting of line item details in future filings with the Commission.

Form 8-K filed July 2, 2010

5.	In the Form 8-K filed on July 2, 2010, you indicate that the company will provide pro forma financial information for the Symyx acquisition no later than 71 calendar days after the date in which the current report on Form 8-K was required to be filed. However, it appears that you have not yet filed such amendment. Please tell us when you plan to file the pro forma financial information as required by Item 9.01(b) of Form 8-K. In addition, tell us which financial statement periods (for both Accelrys and Symyx) you intend to include in the pro forma financial information in order to comply with the requirements of Article 11 of Regulation S-X.

The Company respectfully directs the Staff to its response to comment number 6 below, in which the Company presents its determination that it was not required to file the historical financial statements of Symyx with the Form 8-K. As a result of this determination, in accordance with Rule 11-01(c) of Regulation S-X, the Company is likewise not required to present the pro forma effects of the merger with Symyx under Item 9.01(b) of Form 8-K. Therefore, despite any language in the Form 8-K to the contrary, the Company does not presently plan to amend the Form 8-K to provide pro forma financial information with respect to the merger with Symyx.

United States Securities and Exchange Commission

December 14, 2010

6.	We note that you incorporated by reference the financial statements as required by Item 9.01(a) for the Symyx acquisition into the July 2, 2010 Form 8-K. Tell us how you considered including copies of the pertinent pages of the Form 10-K and Form 10-Q as exhibits to the Form 8-K along with the consent of Symyx’s independent registered public accountant. We refer you to the guidance in Section 234.01 of the Exchange Act Rules’ Compliance and Disclosure Interpretations available on our website at

http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

The Company respectfully advises the Staff that, subsequent to filing the Form 8-K, the Company determined that it was not required to provide historical financial statements for Symyx in the Form 8-K based on the guidance set forth in General Instruction B.3. to Form 8-K (the “Instruction”) and Section 2045.16 of the Division of Corporation Finance’s Financial Reporting Manual (“Section 2045.16”).

The Instruction provides, in relevant part, that “if the registrant previously reported substantially the same information as required by this form, the registrant need not make an additional report of the information on this form.” In Section 204.516, the staff of the Division of Corporation Finance provided guidance regarding the circumstances in which financial statements could be deemed “substantially the same,” indicating that such a determination would not be possible where: (i) the previously filed acquiree financial statements would not satisfy the required age of financial statements in Form 8-K because operating results for two or more interim quarters are omitted, (ii) the previously filed acquiree financial statements are interim financial statements and Form 8-K requires filing of updated audited annual financial statements of the acquiree, and (iii) the previously filed acquiree financial statements were prepared in accordance with the requirements for smaller reporting companies in S-X Article 8, but the registrant is not a smaller reporting company.

In accordance with the requirements of Form S-4, the Company previously included the historical financial statements of Symyx for the fiscal year ended December 31, 2009 and the three months ended March 31, 2010 in its Registration Statement on Form S-4 (File No. 333-166524), filed with the Commission on May 5, 2010 (the “Form S-4”). In reliance on the Instruction and the guidance set forth in Section 2045.16, the Company subsequently determined, based on the filing date of the Form 8-K, that the financial

United States Securities and Exchange Commission

December 14, 2010

statements required by Form 8-K (which would have included the historical financial statements of Symyx for the fiscal year ended December 31, 2009 and the six months ended June 30, 2010) were substantially the same as the financial statements included in the Form S-4, and that as a result the historical financial statements for Symyx were not required to be separately filed under Item 9.01(a) of the Form 8-K. Since the Company was not required to file historical financial statements for Symyx with the Form 8-K, the Company believes that the filing of copies of the pertinent pages of Symyx’s Form 10-K and Form 10-Q as exhibits to the Form 8-K along with the consent of Symyx’s independent registered public accountant would also not be required.

* * * * * * * * * *

With the responses provided above, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review of the Form 10-K, the Form 10-Q and the Form 8-K as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Form 10-K, the Form 10-Q and Form 8-K or this response letter to the undersigned at (858) 799-5200.

Sincerely,

/s/ Michael A. Piraino

Michael A. Piraino

Executive Vice President and Chief Financial Officer

for ACCELRYS, INC.